Exhibit 10.89

IN THE UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF VIRGINIA

Alexandria Division

COMSTOCK POTOMAC YARD, L.C,	)
)
Plaintiff,	)
)
V.	)
	)	Civil Action No. 1:08-cv-894
)
BALFOUR BEATTY CONSTRUCTION,	)
LLC	)
)
)
Defendant.	)

MEMORANDUM OPINION

This is an action for breach of contract arising out of a “multi-use” condominium construction project located in Arlington, Virginia. The parties to the contract are Plaintiff/Counter-Defendant Comstock Potomac Yard, L.C. (“Comstock”) and Defendant/Counter-Plaintiff Balfour Beatty Construction, LLC (“Balfour Beatty”).

I.	Background and Undisputed Factual History

On or about November 12, 2004, Comstock, a developer, entered into a $92 million contract with Centex Construction Co., LLC for the construction of a multi-use condominium complex called The Eclipse on Center Park Condominium (“the Project”) located in Arlington, Virginia. The Project involved the construction of two high rise towers (“the East and West Towers”), a below-ground parking garage, some 465 residential units, and 80,000 square feet of commercial retail space. Compl. ¶ 6; Answer ¶ 6. Balfour Beatty later acquired the rights to this General Conditions Contract. Pursuant to the Contract, Centex (later Balfour Beatty) served as the general contractor on the Project, contracting with and supervising specialized subordinate contractors throughout construction of the complex. For its part, Comstock entered into a contract with Davis Carter Scott, Ltd. (“DCS”) on November 17, 2004, to retain DCS’ services as the Project architect. (BB Ex. 97).

Among its primary obligations under the General Conditions Contract, Balfour was required to achieve “Substantial Completion” of the Project “not later than Seven Hundred Sixty-Two (762) days from the date of commencement.” CPY Ex. 82, Contract § 3.3; Countercl. ¶ 11. This set December 16, 2006 as the projected date of substantial completion. Countercl. ¶ 12.

Throughout the pendency of construction, a number of disputes arose for which each party felt it incurred damages. Without delving into each of those issues, a number of these disputes centered on delays which prevented the Project’s full completion. On March 10, 2006, Balfour sent Comstock Schedule Update 16 (“PY16”), which covered the period ending February 28, 2006, showing that each milestone would not be met. CPY Ex. 116.

Balfour and Comstock ultimately negotiated a time extension in Change Order 15 on May 25, 2006,1 for which Comstock paid additional funds to Balfour. CPY Ex. 89-A; BB Ex. 511; Tr. 115:14 - 117:18.

Complicating matters, in December of 2007, a subcontractor to Balfour Beatty named Atlas Comfort Systems, USA, LP (“Atlas”) filed two mechanic’s liens in the amount of approximately $1.4 million against the Project. In an attempt to resolve some of the disputes that had arisen between the parties, and with the intention of removing these liens from the Project, Comstock and Balfour Beatty entered into a settlement agreement on January 30, 2008 called the Lien-Free Completion Agreement (“LFCA”), though the LFCA left some disputed issues open for further negotiation.

[1]	Change Order 15 had an “effective date” of May 25, 2006, though it was signed on May 31, 2006 by Comstock and on June 1, 2006 by Balfour.

As part of the Agreement, Balfour Beatty agreed that it would “not at any time file or record a lien against the Project.” Balfour Beatty, however, after it formed a belief that Comstock breached the new deal, filed two mechanic’s liens against the Project. After those lien filings, Comstock initiated the instant lawsuit against Balfour Beatty, alleging breach of contract (Count I), slander of title (Count II), and abuse of process (Count III). Balfour Beatty responded by filing its own counterclaim asserting claims of breach of contract (Counterclaim Count I), breach of contract/specific performance (Counterclaim Count II), changes to the contract (Counterclaim Count III), breach of implied duty not to hinder or delay contract performance (Counterclaim Count IV), and enforcement of the mechanic’s liens (Counterclaim Count V).

II.	Procedural Posture

Comstock initiated this action by filing a Complaint on September 3, 2008. Balfour Beatty filed its Answer and Counterclaims on October 14, 2008. On April 20, 2009, the Court issued an Order and Memorandum Opinion finding that (1) the Lien-Free Completion Agreement was supported by consideration; (2) the lien waiver provisions in the Agreement were unconditional; (3) Comstock did not breach the Agreement before Balfour Beatty filed the liens; and (4) the liens were invalid. Because the Court invalidated those liens, the claims related to the liens (i.e., Counterclaim Count V and Third Party Complaint Count I) were dismissed with prejudice, which resulted in the termination of the hundreds of Third Party Defendants as parties to this case.

On July 7, 2009, both parties moved for partial summary judgment regarding Comstock’s complaint, and Comstock moved for partial summary judgment on Balfour Beatty’s counterclaims. On August 14, 2009, the Court granted Balfour Beatty’s Motion for Summary Judgment regarding Comstock’s Slander of Title (Count II) and Abuse of Process (Count III) claims and granted Comstock’s Motion for Summary Judgment on the issue of whether Balfour Beatty breached the Lien-Free Completion as to the first two breach elements only and provided that Comstock may attempt to meet the third and final element by proving damages beyond a reasonable certainty at trial. The court also granted Comstock’s Motion for Summary Judgment as to Balfour Beatty’s delay claims, holding that Balfour Beatty may only pursue the six primary delay claims that were outlined in Balfour’s expert’s report.

A bench trial then proceeded before this Court from September 8 through September 16, 2009. Attached to and referenced throughout this Opinion is an addendum, detailing the Court’s findings of facts.

III.	Conclusions of Law

As a matter of law, this lengthy trial can be reduced to two claims for damages: 1) for breach of the contract to construct the Project (“the Construction Contract”); and 2) for breach of the contract which the parties refer to as the Lien Fee Completion Agreement. In both instances, the Court notes that the law in Virginia affords the words of a contract their full effect and does not allow a court to unjustifiably insert terms or obligations not contemplated by the contracting parties. See Ames v. American Nat’l Bank, 163 Va. 1,38 (1934).

i.	Count I: Breach of the Construction Contract

As noted above, the evidence introduced at trial, in large measure, revolved around whether or when Balfour achieved “Substantial Completion” on the Project and who is responsible for any deviation from the Contract’s “Substantial Completion” date. Based on the foregoing findings of facts, the Court reaches the following conclusions of law.

a.	The Contract, as Modified by Change Order 15, Controls

The initial source of authority controlling construction of the Project is the November 12, 2004 Contract executed by Comstock and Balfour. The Contract provides that Balfour’s work on the Project would meet certain interim milestones, and that failure to do so would result in Balfour’s payment of liquidated damages to Comstock. The Contract further provides that Balfour’s work on the entire project would meet a “Substantial Completion” deadline. Under the Contract, Substantial Completion constitutes:

(i)	Construction is complete, in accordance with the Contract Documents, so that [Comstock] can lawfully occupy or use the Work (or a designated portion thereof for the use for which it is intended),

(ii)	all remaining punch list items can be reasonably and ordinarily expected to be completed within thirty (30) days, and

(iii)	A Temporary Certificate of Occupancy (“TCO”) for the portion of the Work required to achieve Substantial Performance as set forth in the Contract Documents, including the Project Schedule, has been issued by Arlington County…., and

(iv)	90% of individual condominium units and all associated common areas within each milestone are complete for turnover/delivery to unit owners.

Gen. Cond., § 8.1.3, CPY Ex. 82. The Contract also provides the process Balfour was to follow if circumstances arose which excusably delayed meeting the timelines set forth in the Contract. Id.

Change Order 15 (“CO15”) modified the contract. Comstock argues that CO15 acted as an accord and satisfaction for all delays through April 30, 2006. Generally, “[t]he doctrine of accord and satisfaction provides a method of discharging a contract or cause of action by which the parties may first agree to give and accept something other than that which is due in settlement of the claim or demand of one party against the other, and then perform their agreement.” WILLISTON ON CONTRACTS § 73:27; see also Lindsay v. McEnearney Associates, Inc., 260 Va. 48, 54 (Va. 2000). In CO15, Comstock further committed to pay additional funds as consideration for the improvement of the revised interim milestones by two weeks. BB Ex. 511, ¶3(a)). These modified milestones were based on a revised schedule Balfour prepared called PYR2.

Importantly, although CO15 updated the Project’s timelines, it did not discard Balfour’s overarching requirement to achieve Substantial Completion as originally defined in the Contract.

b.	Balfour Beatty is Responsible for the Delays in Meeting the Projected Substantial Completion Date

Change Order 15’s additional compensation and extension of “Substantial Completion” milestones were agreed to be “full consideration for any and all delays to the Project through April 30, 2006.” (CPY Ex. 89-A; BB Ex. 511). Thus, Balfour assumed responsibility for all delays to the Project through April 30, 2006 not provided for in CO15. It was abundantly clear from the evidence introduced at trial that the interim milestones and “Substantial Completion” dates were not ultimately met. Thus, the salient question for the Court is whether the contractual provisions which levy responsibility for these delays on Balfour remain in force or whether the occurrence of some fact relieves Balfour of that burden.

1.	Balfour Beatty is Responsible for Those Delays Attributable to Poor Performance by Subcontractors

Under the Contract, Balfour was required to “supervise and direct the Work, using [Balfour’s] best skill and attention. [Balfour] shall be solely responsible for and have control over construction means, methods, techniques, sequences, and procedures and for coordinating all portions of the Work under the Contract…” CPY Ex. 82, Gen. Cond. §3.3.1. Specifically, even though Comstock paid certain subcontractors directly for design work, the Contract provides:

The Mechanical/Electrical/Plumbing portion of the Work is being performed by the Contractor on a design-build basis with Cherry Lane Electrical Service Company and Atlas Air Conditioning Company. Owner shall pay directly to Cherry Lane Electrical Service Company and Atlas Air Conditioning Company the design costs under their respective subcontracts with Contractor. Nevertheless, Contractor shall be responsible for performance of the MEP Work on a design-build basis in accordance with the Contract Documents.

CPY Ex. 82, Gen. Cond. §3.1.5.

Based on the attached findings of fact, the Court concludes that a central contributing factor to the delays incurred on the project after CO15 was Balfour’s inadequate supervision of independent contractors. Under the Contract, it was specifically Balfour’s responsibility to increase manpower, increase the number of working hours per shift or the number of shifts, in addition to advancing activities as needed to meet the milestones. Gen. Cond. §3.10.4. Moreover, as noted, it was Balfour’s contractual duty to oversee and direct the work of the subcontractors employed on the project. While Balfour points to the facts that Comstock directly paid Cherry Lane and Atlas, the Contract specifically provides that “[Balfour] shall be responsible for performance of the MEP Work on a design-build basis in accordance with the Contract Documents.” CPY Ex. 82, Gen. Cond. §3.1.5. The Contract further states that Balfour was obligated to “supervise and direct the Work, using [Balfour’s] best skill and attention. [Balfour] shall be solely responsible for and have control over construction means, methods, techniques, sequences, and procedures and for coordinating all portions of the Work under the Contract, including coordination of the duties of all trades.” CPY Ex. 82, Gen. Cond. §3.3.1.

Comstock introduced a great deal of testimony and other evidence which demonstrated the inadequacy of the performance of these subcontractors. See, e.g., Findings of Fact at ¶20,40,52. Balfour’s efforts to introduce testimony which implied that responsibility for the performance of Atlas, Cherry Lane, and other subcontractors in building the Project was anything other than the province of Balfour proved unpersuasive.

2.	Balfour Beatty’s Six (6) Grounds for Delay are Unavailing as Excusable Under the Contract

Pursuant to this Court’s August 14, 2009 Order and Memorandum Opinion, Balfour Beatty was restricted at trial to introducing evidence on its delay claims to the six primary delays listed in Dr. Harmon’s report. The grounds asserted in that report are: (1) delays caused by Comstock’s alleged failure to obtain a building permit in a timely manner; (2) delays caused by the alleged late approval of sprinkler drawings; (3) delays caused by a lack of utility services (e.g., gas service) on the worksite that allegedly prevented Balfour Beatty from having the resources necessary to complete work; (4) delays caused by changes in the Fair Housing Act and Americans with Disabilities Act, which impacted, inter alia, the plumbing arrangement, cabinet installation, and wall placement; (5) delays caused by incomplete drawings and plans regarding the landscaping areas surrounding the two towers and retail units; (6) delays caused by a window order requiring Balfour Beatty to fabricate, ship, and install new windows on East Tower floors eight through eleven, which were different than the lower windows.

As a preliminary matter, the Contract is clear on what constitutes an “excusable delay” and what procedures must be followed before a delay qualifies as “excusable.” To make a claim for Excusable Delay under the Contract, Balfour had to adhere to the following procedure:

If the Contractor wishes to make Claim for an increase in the Contract Time, including claims for Excusable Delay…written notice as provided herein shall be given. The Contractor’s Claim shall include an estimate of cost and of probable effect of delay on progress of the Work. In the case of a continuing delay only one Claim is necessary. No adjustment to the Contract Time shall be granted, unless the Contractor furnishes documentation and evidence satisfactory to the Owner (1) demonstrating that the impacted activities are on the critical path of the Project’s schedule consistent with any scheduling requirements in the Contract Documents: (2) establishing that the delay is beyond the control and not the fault of the Contractor, its Subcontractors or supplies: and (3) demonstrating that the Contractor has complied with all claims and notice submission requirements in the Contract…

(CPY Ex. 82, Gen. Cond. § 4.3.8.1). In other words, in order to establish an “excusable delay”: (l) the impacted activities must have been on the critical path; (2) the delay must have been beyond Balfour’s control (and that of its Subcontractors or suppliers); and (3) Balfour had to comply with all claims and notice submission requirements under the Contract. Based on the Court’s Findings of Fact, the Court is convinced that Balfour failed to adhere to the Contract’s requirements pertaining to excusable delays and that none of the grounds proffered by Balfour suffice as an “excusable” delay under the Contract.

a.	Delays caused by Comstock’s alleged failure to obtain a building permit in a timely manner and the late approval of the sprinkler drawings.

Comstock’s alleged failure to obtain a building permit in a timely manner was a central point of contention between the parties at trial. In Dr. Harmon’s report, the first identified delay proceeds from the theory that the delay in obtaining a building permit kept Balfour from obtaining the Fire Sprinkler Permits. In turn, Dr. Harmon’s second delay theorizes that because the Hydro inspections required a Fire Sprinkler Permit, all close-in approvals necessary to begin hanging drywall were consequently delayed due to the late approval of the sprinkler permit, which in turn, is attributable to Comstock’s failure to obtain a building permit.

The Court declines to adopt this theory, however, because the evidence introduced at trial simply does not support the theory that Balfour was unable to obtain the sprinkler permits because of the lack of a building permit.2 The testimony of J.D. Martin indicated that construction was permitted to proceed above street level prior to the issuance of the building permits on the Project and acquisition of the permits was not the driving force behind the Project’s delays as Dr. Harmon represents. Tr. 260:1-8. Each trade, except the fire sprinkler work, attained at least some close-in inspection approvals before the County issued a building permit. Additionally, J.D. Martin’s testimony revealed that he did not refuse to evaluate Atlas’ sprinkler drawing because of the lack of a building permit.

[2]

Moreover, the portion of Dr. Harmon’s report dealing with the supposed Building Permit delays was based on the Modified PYR2 start dates for the Hanging Drywall Activity on the second floor (2W4070 and 2E4070, respectively). Tr. 1305:10-20, 1317:18 - 1318:6. Harmon used PYR2, the schedule that is “statused” through March 1, 2006 as opposed to PY18, the schedule that is statused through April 30, 2006, in order to calculate the delay inserted for the purpose of her analysis. Tr. 1319:4-13.

Despite Balfour’s protests to the contrary, failure to obtain sprinkler permits in a timely manner was ultimately Atlas’ responsibility as the design-build contractor under the Contract. Gen. Cond. §3.1.5. Martin testified that there were numerous reasons why the Atlas’ drawings were rejected, none of which were the absence of a building permit. Tr. 517:13-17. Rather, Martin rejected Atlas’ plans simply because they were not code-compliant. Tr. 517:18-20. Atlas’ designs consistently contained defects, not the least of which was a discrepancy involving the size of the “fire” and “domestic” water lines3 coming into the buildings from the street. As Dan Strotman testified at trial, based on the civil engineer’s drawings, which were complete when Atlas and Centex bid on the Project, the buildings were constructed with a six-inch fire line and a four-inch domestic line running into the building. Tr. 270:10-16. However, Atlas’ design drawings for the fire sprinkler system allowed for an eight-inch fire line and a six-inch domestic water line. Id. This discrepancy caused significant delays, as detailed in the Court’s Findings of Fact.

Further, the notion that delays in hanging drywall are attributable to this building permit-sprinkler permit delay theory is equally unpersuasive. Balfour points to the testimony of Dan Strotman which indicated “there was the possibility that the building permit delayed [Balfour] in some respects.” Tr. 362:21-23. Strotman further stated that “it’s possible that there were two to three to maybe four weeks of time that they could have been hanging drywall if they had a building permit in some areas. Not all areas, but in some.” Tr. 379:22 – 380:1-4. Strotman’s testimony on this point, however, struck the Court as far from certain. More importantly, when considered in conjunction with evidence of the County’s willingness to approve plans without the building permit and of the other trade-related delays occurring on both Towers, the testimony of Strotman is all the more speculative.

[3]

Mr. Strotman clarified that “[d]omestic service is the water that runs out of your tap that you drink or runs into the toilet or runs into the kitchen sink… The fire, the fire service is, serves the fire sprinklers. And it is not, it’s not tied into any kind of a meter, it goes directly to the fire pump out to the piping to the sprinkler heads if they are activated.”

On the East Tower, the last close-in inspections on several upper floors were not for the fire sprinklers, but were for plumbing, electrical, mechanical, or gas work. Tr. 290:2-15; BB Ex. 1135, Tab 14. Accordingly, the argument that the hanging of drywall was delayed by anything other than Atlas’ slow and deficient performance is unpersuasive. As the Court notes in its attached Findings of Fact, the same was true with close-in inspections on the upper level of the East Tower, where the plumbing and gas trades were the last to receive close-in approval. Tr. 290:16-20; BB Ex. 1135, Tab 14.

In light of the foregoing, Comstock’s alleged failure to obtain a building permit in a timely manner was not an “excusable delay” under the Contract.

b.	Delays caused by a lack of utility services on the worksite that allegedly prevented Balfour from having the resources necessary to complete work.

Balfour also argues that Comstock failed to install certain utilities which were a necessary precursor to Balfour completing certain tasks. Chief among these was the installation of gas service, which Balfour asserts it needed to test the hot water and heating systems and other punchlist work. Balfour also argues that Comstock failed to procure telephone service for the Project in a timely manner, and therefore Balfour could not perform tests of the fire/life safety system.

However, Balfour’s expert, Dr. Harmon, opined that the lack of gas service related only to punchlist activities. No other testimony or evidence introduced by Balfour indicates to the Court that the lack of gas service actually impaired Balfour and its subcontractors’ ability to perform work, punchlist or otherwise. As such, the Court heard no credible evidence that if the gas service had been provided earlier, Balfour could have completed punchout work on time. Moreover, the temporary phone line Comstock proposed would have not have prevented testing if Balfour had actually completed all its other work and stood ready to start tests of the life safety systems. In the end, these issues were simply not factors contributing to delays on the Project.

c.	Delays caused by CCB46 and 46R – changes in design to meet FHA and ADA requirements.

Another of Balfour’s central grounds for excusable delay were the changes mandated in CCB46 and CCB 46R. These schedule updates dealt with redesigns of the condominium units to comply with ADA and FHA requirements, which the parties agree necessitated significant work, such as demolishing pipes, relocating risers, changing partition layouts, x-raying, and “core-drilling.”

However, CCB46 was issued before CO15, and based on the evidence at trial, the Court is persuaded that any delays arising from the implementation of the CCB46 revisions were contemplated by the parties and subsumed within the CO15 agreement. Balfour further alleges that CCB46R delayed the progress of “rough in” work. As noted above, the Court finds that Atlas’ “rough in” work was inconsistently paced and frequently delayed. CPY Exs. 262, 358; BB Ex. 1180; Tr. 1610:18 – 1612:13. Balfour argues that the CCB46R altered the fire sprinkler designs. However, as Comstock notes, Balfour failed to present any application drawing or calculation to demonstrate how CCB 46R actually altered the sprinkler design. Balfour’s own expert did not perform any review of the CCB 46 and 46R drawings.

Balfour also argues that the changes required by CCB 46R to the design of the cabinets delayed the installation of those cabinets in the individual condominium units at the Project. However, the Court finds that Comstock mitigated the CCB 46R delays to cabinet fabrication by meeting with CAI, DCS and Balfour in Kansas City to review and approve revised cabinet shop drawings for CCB 46R changes, and also paying to expedite shipment of the cabinets. Tr. 295:15-23; CPY Ex. 335. The real delay in installing the cabinets in the individual condominiums was not due to any change in design before manufacturing, but due to the ongoing delays in hanging drywall at the time of the cabinets’ delivery. Tr. 302:3-12

d.	Delays caused by incomplete drawings and plans regarding the landscaping in CCB64 and by CCB 72.

Balfour also points to delays it attributes to changes necessitated by CCB64, which dealt with masonry work on two levels and was tied to landscape work and to CCB72, which required Balfour to fabricate and install new windows on the eighth through eleventh floors of the East tower. However, Balfour offered little testimony or evidence regarding CCB 64 and CCB 72, and on the evidence presented, the Court does not deem this a legitimate basis for delay of the Project by Balfour.

c.	Comstock did not Order Balfour to Accelerate

Balfour argues that Comstock directed Balfour to accelerate by indicating its wish to close as many units as possible in 2006. BB Br. at 11-12. The Court fails to see, however, how that directive by Comstock did anything other than express what was already understood by the parties at the time of CO15’s execution: that Comstock desired Balfour to recover delays reflected in its PY18 schedule update and make as much progress on the condominium units as possible.

Rather, § 3.10.4 of the Contract specifically provides that if it became apparent to Balfour that the Substantial Completion Date may not be met, unless the delays were excusable, Balfour was to:

(a) Increase construction manpower to substantially eliminate the backlog of Work and overcome the delays to the Scheduled Substantial Completion Date;

(b) Increase the number of working hours per shift, shifts per day or the amount of construction equipment or any combination of construction equipment or any combination of the foregoing…

(c) Reschedule and expedite activities to overcome the delays to the Scheduled Substantial Completion Date.

CPY Ex. 82, Gen. Cond. § 3.10.4). Moreover, if Balfour failed to do any of the foregoing within three days from Comstock’s request, Comstock could “take appropriate action to overcome the delays to the Scheduled Substantial Completion Date…” Id.

Because the Court holds that none of Balfour’s reasons proffered constitute an excusable delay, Comstock’s admonitions to Balfour to increase the pace of work at the project were not orders to accelerate entitling Balfour to the recovery of damages.

d.	Damages

i.	Liquidated Damages

The Contract provides that failure to complete its work within the Contract time, and interim milestones set forth in Exhibit K. to the Contract, would result in payment of liquidated damages by Balfour. Gen. Cond. § 8.1.4. The Contract also contains a clause which stated that that the liquidated damages amounts were reasonable and did not function as a penalty. CPY Ex. 82; Gen. Cond. § 8.1.4. Under the Contract, if Balfour failed to meet the Substantial Completion dates set forth in the Project Schedule “due to the fault or neglect of [Balfour], [Balfour] shall pay to [Comstock] liquidated damages as follows”:

West Tower:

Floors 1-3 $1,500 per day

Floors 4-6 $3,000 per day

Floors 7-9 $4,500 per day

Floors 10-11 $6,000 per day

East Tower:

Floors 1-3 $1,500 per day

Floors 4-6 $3,000 per day

Floors 7-9 $4,500 per day

Floors 10-11 $6,000 per day

CPY Ex. 82, Gen. Cond. § 8.1.4. The Contract also provided that liquidated damages owed on any calendar day shall not exceed $12,000 in the aggregate.” In CO 15, the parties revamped the dates at which Balfour would begin payment of Liquidated Damages if it failed to reach Substantial Completion as follows:

West Tower:
Floors 2-3:	10/9/2006	$1,500 per day
Floors 4-6:	11/17/2006	$3,000 per day
Floors 7-9:	12/08/2006	$4,500 per day
Floors 10-11:	12/20/2006	$6,000 per day

East Tower:
Floors 2-3:	11/22/2006	$1,500 per day
Floors 4-6:	12/20/2006	$3,000 per day
Floors 7-9	1/18/2007	$4,500 per day
Floors 10-11:	2/8/2007	$6,000 per day

Hoist & Trash Chute Units
West Tower
Levels 2-4 12/08/2006 $4,500 per day
Levels 5-11 12/20/2006 $6,000 per day

East Tower
Levels 1-4 1/18/2007 $4,500 per day
Levels 5-11 2/8/2007 $6,000 per day

BB Ex. 511. Thus, through CO15, the parties maintained the underlying obligation for Balfour to pay liquidated damages should Balfour fail to meet these milestones, but pushed those milestones back for each level. Id. Under Comstock’s suggested calculations, Balfour would owe $9,069,000 in liquidated damages.

Balfour argues, however, that CO15 went further in altering the conditions of the Contract. Balfour contends that CO15 changed the agreement so that if “Owner Acceptance” – instead of “Substantial Completion” – was not achieved by the revised milestones, Balfour would begin paying liquidated damages. One paragraph of CO15, ¶2.e., states that “[i]f Owner Acceptance is not achieved by the revised times of Completion/Interim Milestones dates, [Balfour] shall begin payment of Liquidated Damages as established in Section 8.1.4 of [the Contract]” pursuant to the revised milestone dates listed above. B.B. Ex. 511 (emphasis added). On the other hand, the very first page of CO15, which appears to be a cover sheet of sorts, explicitly states “[t]he date of Substantial Completion as of the date of this Change Order therefore is 02/15/2007.” (emphasis added). Other paragraphs in CO15 state that:

1. a. Article 3, Section 3.3 of the Agreement is amended to change the Completion date of the Work by 60 Calendar Days to February 15, 2007.

...

b. In order to satisfy these required dates, all facilities, systems, and improvements must be in place per Article 8 of [the Contract], and a Certificate of Occupancy must have been issued by Arlington County.

Id. Attempting to give full effect to the term “Owner Acceptance” as it appears in CO15 leads to the issue of whether the term is ambiguous.

Of course, whether a term of a contract is ambiguous is a question of law. Nextel WIP Lease Corp. v. Sounders, 276 Va. 509, 516 (2008). Virginia adheres to the “plain meaning” rule and the Court gives full effect to all contractual language if it can be read in conjunction without conflicting. Berry v. Klinger, 225 Va. 201, 208 (Va. 1983). Thus, “meaning must be given to every clause. The contract must be read as a single document.” Id. “When determining a contract’s plain meaning, the words used are given their usual, ordinary, and popular meaning.” Pocahontas Mining Ltd. Liability Co. v. Jewell Ridge Coal Corp., 263 Va. 169, 173 (Va. 2002). Reading CO15 as a whole, it is clear “Owner Acceptance” is intended to represent a point of some significance in the Project’s progression, the nonoccurrence of which by a certain point in time would result in the levying of liquidated damages.

Further, while “contractual provisions are not ambiguous merely because the parties disagree about their meaning,” it is clear that Balfour and Comstock differ greatly in their interpretation of “Owner Acceptance” as it appears in CO15. Dominion Savings Bank, FSB v. Costello, 257 Va. 413,416 (Va. 1999). Comstock and Balfour offer different meanings for the term as it appears in CO15. Comstock notes that “Owner Acceptance” is not defined in the Contract or CO15, but also notes that the flow chart attached to CO15 indicates that “Owner Acceptance” would follow the completion of punchlist work and the issuance of Certificates of Occupancy, just as the Contract contemplated with “Substantial Completion.” Thus, Comstock argues, “Owner Acceptance” as used in CO15, is merely analogous to “Substantial Completion” in the Contract and does not alter the point at which liquidated damages should cease running. Balfour counters that liquidated damages cannot be imposed because “Owner Acceptance” occurred at some point prior to the dates provided in the Liquidated Damages chart appearing on page two of CO15.

Absent from Balfour’s briefing, however, is any reference as to when “Owner Acceptance” actually occurred, other than a vague reference stating that December 2008 was “two years after the initial Owner Acceptance dates.” B.B. Rebut, at 2. The contention, however, that Balfour had sufficiently met its contractual obligations in late

2006 so as to warrant tolling liquidated damages is completely implausible in the face of evidence presented at trial. For instance, on January 13, 2007, Comstock sent a letter to Balfour, threatening default termination of the Contract due to recurring delays and unacceptable performance. B.B. Ex. 825. Further, CO15 seem indicates that the parties sought to push all timelines back by approximately sixty days, making Balfour’s proffered interpretation of “Owner Acceptance” completely inconsistent with that provision of CO15.

Ultimately, whether “Owner Acceptance” is sufficiently ambiguous to warrant the consideration of parol evidence or not, the result is the same. If unambiguous, the Court reads “Owner Acceptance” consistently with the rest of CO15 as pushing the Substantial Completion date back from December 16, 2006 to February 15, 2007, but not displacing the occurrence of “Substantial Completion” as the tolling event for liquidated damages. If the term is ambiguous, the Court would look to evidence such as the testimony of Mr. Williams which supports the proposition that CO15 did not revise “Substantial Completion” as the tolling event for liquidated damages. Tr. 118:22-119:1.

Balfour also raises a number of additional objections to the enforcement of the liquidated damages clause.

First, Balfour argues that Comstock failed to present sufficient evidence to establish the cause and duration of the delays needed to properly assess any delay damages. Balfour cites to TechDyn Systems Corp. v. Whittaker Corp., 245 Va. 291, 296 (Va. 1993), in which the Virginia Supreme Court noted “that where there is evidence of damage from several causes, for a portion of which a defendant cannot be held liable, a plaintiff must present evidence that will show within a reasonable degree of certainty the share of damages for which that defendant is responsible.” Balfour cites this TechDyn as if the Virginia Supreme Court were discussing the standard for establishing liability for liquidated damages specifically, when instead the court was discussing damages for delays generally.

It has long been held that:

Because of the difficulty of ascertaining with certainty the damages arising from failure to complete working contracts within the stipulated time, the parties to such contracts frequently provide for the payment of a specified amount as liquidated damages for failure to perform the contract in time and the courts have unhesitatingly upheld and enforced such provision.

Schmulbach v. Caldwell, 196 F. 16, 25 (4th Cir. 1912). Furthermore, “the purpose of a liquidated damages provision is to obviate the need for the nonbreaching party to prove actual damages.” O’Brian v. Langley School, 256 Va. 547, 552 (Va. 1998).

Only if Balfour were to establish that the liquidated damages sought by Comstock amounted to an unenforceable penalty would Comstock be forced to prove actual damages. O’Brian, 256 Va. at 552. Under Virginia law, a clause for liquidated damages “will be construed as a penalty when the damage resulting from a breach of contract is susceptible of definite measurement, or where the stipulated amount would be grossly in excess of actual damages.” Brooks v. Bankson, 248 Va. 197, 208 (Va. 1994). Thus, the “amount agreed upon will be construed as enforceable…when the actual damages contemplated at the time of the agreement are uncertain and difficult to determine with exactness, and when the amount fixed is not out of all proportion to the probable loss.” Id. (emphasis added). Analysis of these provisions “depends upon the intent of the parties as evidenced by the entire contract viewed in light of the circumstances under which the contract was made.” Taylor v. Sanders, 233 Va. 73, 75, 353 S.E.2d 745, 747 (1987). Importantly, the burden to prove the impropriety of enforcing the liquidated damages clause falls on Balfour as the breaching party. Boots, Inc. v. Prempal Singh, 274 Va. 513, 517 (Va. 2007).

Balfour does not argue that, at the time of contracting, Comstock’s damages in event of default were certain and not “difficult to determine.” Id. at 518. Rather, Balfour argues that since Comstock is at least partially responsible for delays to the project, liquidated damages cannot be assessed. However, given that the Court finds that Comstock was not responsible for delays to the project this argument falls under its own weight.

Rather, the most difficult aspect of enforcing the liquidated damages clause is that the Contract’s benchmark for ending the imposition of liquidated damages – the issuance of certificates of Substantial Completion – never occurred. Thus, as each party tacitly agrees, if the Court is to impose liquidated damages, it must ascertain a “begin” and “end” date for the running of these damages.

Comstock suggests that calculation of liquidated damages should begin at the new milestone dates established in CO15 previously referenced and end on December 1, 2008. Comstock supports December 1, 2008 as the cutoff for liquidated damages based on Comstock President Gregory Benson’s estimation that it should have taken an extra ninety days to complete the punchlist work from the date Balfour ceased its work on the Project in August of 2008. Tr. 680:7-18.

Balfour argues that the Court should instead look to: the County’s issuance of Temporary Certificates of Occupancy (“TCO”) or Certificates of Occupancy (“CO”); Comstock’s “use” and sale of individual condominium units; and/or Comstock’s “admissions” that the Project was substantially complete.

Regarding Comstock’s purported “admissions” of substantial completion, none of the instances cited by Balfour suffice to toll the enforcement of the liquidated damages clause. Regarding Comstock’s use and sale of some of the individual condominium units in the West Tower, the Contract provides for Comstock’s occupancy of the Project without forgoing its entitlement to liquidated damages. Gen. Cond. § 8.1.4. If Balfour considered any of the units in the Project to be substantially complete, Balfour could have initiated the procedure provided by §9.8.2 of the Contract, but failed to do so here. Furthermore, the Contract’s explicit prerequisites for Substantial Completion also include that the punchlist be reasonably capable of completion within 30 days and that 90% of the units be complete for turnover/delivery to unit owners. Gen. Cond. §8.1.3. Balfour’s suggestion that the Court cease the running of liquidated damages at the issuance of TCOs/COs or Comstock’s “use” and sale of some of the individual condominium units would disregard these contractual prerequisites.

Balfour cites to Perini Corp. v. Greate Bay Hotel & Casino, Inc., 129 N.J. 479, 486,610 A.2d 364, 367 (1992), abrogated on other grounds by Tretina Printing, Inc. v. Fitzpatrick & Assocs., 135 N.J. 349,640 A.2d 788 (1994) which discusses the general concept of substantial completion provisions in the construction industry. That court noted “[c]ourts have found that liquidated damages may not be imposed after the owner ‘is able to put the project to its beneficial use or the owner has taken occupancy’” and that “liquidated damages otherwise would become a penalty because those damages are designed to approximate an owner’s loss before occupancy.” Perini, 610 A.2d at 367.

The fact that Comstock was able to “occupy” and sell some units does not indicate to the Court that Comstock was able to put the relevant portions of the Project to its “beneficial use.” Though Balfour notes that Comstock was able to sell a number of units by December 31, 2006 for a profit of some $46 million, Comstock justifiably points out that it lost some $70 million in sales revenue. BB. Ex. 1209; Tr. 679:4-21. In the end, regardless of the limited extent to which Comstock was able to use some of the condominiums, the conditions set forth in §8.1,3 of the Contract still had to be satisfied. In fact, the Contract specifically provides that “[u]nless otherwise agreed upon, partial occupancy or use of a portion or portions of the Work shall not constitute acceptance of Work not complying with the requirements of the Contract Documents.” Gen. Cond. §9.9.3. Thus, enforcement of the liquidated damages clause does not constitute a penalty because the Court finds that the Project was not being sufficiently used for its intended purpose nor did Balfour comply with the Contract’s explicit prerequisites to substantial completion.

The issue of “use” and sale of the West Tower units dovetails with Balfour’s additional argument that Comstock’s “occupancy” of the individual units delayed Balfour’s performance and precludes Comstock’s collection of liquidated damages during that period. As noted, the Contract specifically provides that Comstock’s exercise of its option under the Contract to occupy all or any portion of the Project prior to Substantial Completion did not:

toll, waive or diminish in any way damages for which [Balfour] is responsible under this paragraph, except that if such occupancy further delays Substantial Completion of the Work, through no fault of [Balfour] or its Subcontractors, [Balfour] shall not be responsible for liquidated damages during the period of such additional delay.”

CPY Ex. 82, Gen. Cond. § 8.1.4. Balfour argues that Comstock did not properly occupy the units under the Contract because it failed to enter into an agreement pursuant to §9.9.1 of the Contract. That section provides:

The Owner may occupy or use any completed or partially completed portion of the Work at any stage when such portion is designated by separate agreement with the Contractor, provided such occupancy or use is consented to by the insurer as required under Section 11.4.1.5 and authorized by public authorities having jurisdiction over the Work. Such partial occupancy or use may commence whether or not the portion is substantially complete, provided the Owner and Contractor have accepted in writing the responsibilities assigned to each of them for payments, retainage, if any, security, maintenance, heat, utilities, damages to the Work and insurance, and have agreed in writing concerning the period for correction of the Work and commencement of warranties required by the Contract Documents. When the Contractor considers a portion substantially complete, the Contractor shall prepare and submit a list to the Architect as provided under Section 9.8.2. Consent of the Contractors to partial occupancy or use shall not be unreasonably withheld. The state of the progress of the Work shall be determined by written agreement between the Owner and Contractor, or if no agreement is reached, by decision of the Architect.

CPY Ex. 82, Gen. Cond. §9.9.1. Comstock emphasizes the portion reading “[w]hen the Contractor considers a portion substantially complete, the Contractor shall prepare and submit a list to the Architect as provided under Section 9.8.2” as putting the onus on Balfour to satisfy any partial occupancy requirements. The Court agrees. Further, the Court looks to the final sentence which states that “[t]he state of the progress of the Work shall be determined by written agreement between the Owner and Contractor, or if no agreement is reached, by decision of the Architect” as indicative that this section is aimed at averting future disputes regarding the condition of units should Comstock decide to occupy some of them, which never occurred here. Failure to enter into an agreement as contemplated by this section is therefore not fatal. Furthermore, as noted above, the Court finds that Comstock’s occupancy of the units did not further any delay to the

Project. Thus, even if Comstock failed to strictly comply with §9.9.1, that failure was immaterial to the overall performance of the Contract and should certainly not work to excuse Balfour from its liquidated damages provision. See, e.g., Horton v. Horton, 254 Va. 111, 115 (Va. 1997)(“Generally, a party who… breach[es] … a contract is not entitled to enforce the contract. An exception to this rule arises when the breach did not go to the ‘root of the contract’ but only to a minor part of the consideration.”).

Balfour further argues that liquidated damages cannot be imposed for delays to the East Tower because Comstock waived its claim to damages by agreeing to a change in the work schedule in a March 6, 2007 “Letter of Understanding.”4 However, that letter clearly stated that “the parties “could not come to an agreement as to the cause, responsibility, fees, damages and/or a succinct timeline for completion of the project.” BB Ex. 861. Rather, that letter, at most, memorialized the parties’ efforts to improve the pace of work on the Project and, by its own terms, was drafted as part of an effort to “come up with mutually agreeable goals and the process for schedule improvement.” Id. Balfour’s reliance on the letter is entirely misplaced and did not work to waive Comstock’s claim to liquidated damages.

Finally, there is some discussion in the briefs (and previous briefs incorporated by reference) that Comstock forfeited its claim to liquidated damages by failing to comply with a notice requirement which was a prerequisite to imposing liquidated damages. Balfour relies on §§4.2.1 and 4.3.2 which fall under the general rubric of “Claims and Disputes.” Specifically, §4.3.2 states that claims by either party must be initiated within

[4]

Balfour’s Post-Trial Brief references a March 6, 2006 Letter of Understanding, but based on its Proposed Findings of Fact, the Court is confident Balfour is referencing the Letter of Understanding marked as BB Ex. 861, which, as noted above, actually shows a drafting date of February 25, 2007, though it was emailed as an attachment on March 6, 2007.

twenty-one days of the occurrence of the event giving rise to the claim, unless otherwise provided in the Contract. Thus, Balfour argues, Comstock did not properly notice its demand for liquidated damages and is now barred from doing so under §4.3.2 of the Contract.

However, the Court cannot agree with Balfour that this provision limits Comstock’s ability to recover liquidated damages here. Rather, the Court favors the reading of the Contract that “gives full effect to all contractual language if it can be read in conjunction without conflicting.” Berry, 225 Va. at 208 (Va. 1983). The Court reads §8.1.4 as imposing liquidated damages automatically upon failure to meet the provided milestones, which is only logical given the entire purpose of a liquidated damages provision as discussed above. Thus, the Contract “provides otherwise” under the explicit language of §4.3.2. Furthermore, reading §4.3.2 to mandate a noticed “claim” for each day liquidated damages runs (and for each individual floor) would read into the contract an onerous and inherently conflicting requirement. The Court declines to do so.

Also problematic to Balfour’s waiver argument is the aforementioned lack of DCS’s issuance of Certificates of Substantial Completion and the other unmet prerequisites to Substantial Completion. Under §8.1.3, of the Contract, Comstock had a completely justifiable ground for believing that liquidated damages continued to run in the absence of these prerequisites being met, and thus the court is left to wonder when Balfour would have Comstock issue a notice of a “claim” under §4.3.2 when the “claim” was arguably still accruing through the pendancy of this suit. Rather, the Court finds Comstock’s February 14, 2007 Letter indicating that Balfour had failed to meet all interim milestones in Change Order 15 is sufficient notice to Balfour that it would assess liquidated damages for Balfour’s late completion. CPY Ex. 844.

In light of the foregoing, the Court will enforce the liquidated damages provision of the Contract as suggested by Comstock, save one revision. Given that all contractual prerequisites for Substantial Completion were never met, one could argue that liquidated damages could continue running through the present date. That, however, would encroach too far into the realm of penalizing Balfour, which, of course, liquidated damages cannot do. Gordonsville Energy, L.P. v. Virginia Elec. and Power, Co. 257 Va. 344,355, (Va.l999)(“a liquidated damages provision may constitute a penalty and, therefore, be unenforceable when the amount agreed to is ‘out of all proportion to the probable loss.’” (citations omitted)).

Under the Contract, Substantial Completion was to occur at a point in time when, inter alia, “all remaining punch list items can be reasonably and ordinarily expected to be completed within thirty (30) days.” As mentioned, Comstock suggests December 1, 2008 as the cutoff for liquidated damages based on Comstock President Gregory Benson’s estimation that it should have taken an extra ninety days to complete the lingering punch list work from the point Balfour ceased its work on the Project in August of 2008. The Court gives great weight to this testimony by Mr. Benson, as he was on site almost daily once the delays began. Tr. 656: 2-6.

However, since the Substantial Completion was to be measured, not when all punch list was completed, but when the work was within thirty days of completion, November 1 is the more appropriate date for ceasing the imposition of liquidated damages. Given §8.1.4’s cap of $12,000 in liquidated damages per day, the Court deducts $360,000 from Comstock’s calculation of liquidated damages, resulting in a final amount of $8,769,000.

In the end, the Court’s holding does nothing more than confirm that “a ‘liquidated damages’ clause leaves in the hands of the parties the issue of likely actual owner damages to be sustained due to delayed completion, and contractors are presumed to have taken such clauses into consideration in pricing the contracts they accept.” 5 BRUNER & O’CONNOR CONSTRUCTION LAW § 15:82 (citation omitted).

ii.	Other Damages

In addition to the liquidated damages discussed above, Comstock asserts damages on several additional grounds. First, Comstock also seeks damages related to “financing” and unit cancellations arising from Atlas’ filing of two liens which Balfour failed to timely discharge. Comstock seeks $2,994,720.00 in damages for the “financing” fees and $303,813.00 in damages arising out of the unit cancellations. Comstock also seeks recovery for other damages it incurred in completing the Project after Balfour’s deficient performance. Comstock labels these damages as: “costs to supplement punchlists”; “additional and extended personnel costs”; “estimated future costs to complete punchlist”; and “estimated future costs to complete warranty list” which allegedly total $4,472,689.22.

An initial point of inquiry for the Court regarding all of these damages is whether they constitute direct or consequential damages. The Contract specifically provides that the parties “waive Claims against each other for consequential damages arising out of or relating to this Contract.” Gen. Cond. §4.3.11.

1.	Consequential vs. Direct Damages

The parties agree that, as a matter of law, “[d]irect damages are those that flow ‘naturally’ from a breach of contract; i.e., those that, in the ordinary course of human experience can be expected to result from the breach, and are compensable.” R.K. Chevrolet, Inc. v. Hayden, 253 Va. 50, 56, 480 S.E.2d 477 (1997). On the other hand, “[c]onsequential damages are those which arise from the intervention of ‘special circumstances’ not ordinarily predictable.” Virginia Polytechnic Institute and State University v. Interactive Return Service, Inc., 595 S.E.2d 1, 7 (Va. 2004)(citing Roanoke Hosp. Ass’n v. Doyle & Russell, Inc., 214 S.E.2d 155, 160 (Va. 1975)).

The Contract goes further and defines “consequential damages,” to include specifically:

This mutual waiver includes… damages incurred by [Comstock] for rental expenses, for losses of use, income, profit, financing, business and reputation, and for loss of management or employee productivity or of the services of such persons;

Gen. Cond. §4.3.11. As in all other contexts of this trial, the Court endeavors to give full effect to the terms of the Contract as they are written. Thus, the Contract’s definition of “consequential damages” will control to the extent it specifically identifies waived damages.

a.	Comstock’s Claims for “Financing” and Unit Cancellation Costs Stemming from Balfour’s Failure to Discharge Its Subcontractors’ Liens

The Contract specifically compels Balfour to release or otherwise discharge subcontractor’s liens within five days for amounts paid by Comstock or for amounts that the subcontractor previously provided. Gen. Cond. §§3.18.3, 5.3.3. On December 14, 2007, Atlas filed two mechanic’s liens on the project totaling approximately

$1.3 million.5 CPY Ex. 5. Balfour breached the contract by failing to secure the release of those liens. Tr. 66:16-18. Balfour argues that, regardless of any breach, Comstock’s assertion of damages totaling $2,994,720.006 in the form of various fees incurred in securing alternate financing are not direct damages arising from such a breach.

Comstock argues that the damages it seeks in the form of extra financing arise directly out of Balfour’s failure to bond off or otherwise obtain the release of liens filed by Atlas on the Project and thus do not fall within the purview of the consequential damages waiver in the Contract. Balfour responds by pointing to §4.3.11 of the Contract which states that the parties’ waiver of consequential damages includes those losses “incurred by [Comstock] for… losses of… income, profit, [and] financing.” (emphasis added).

In reading §3.18.3 of the Contract in conjunction with §5.3.3, the Court infers that Comstock sought to protect itself from the negative consequences which flow from a subcontractor’s filing of a lien on the project, one of which may logically be the impairment of Comstock’s ability to secure financing using the Project property as collateral. However, the waiver explicitly contemplates and waives claims for losses incurred by Comstock for “losses of… financing.” Gen. Cond. § 4.3.11. The Court finds this to be a clear and unambiguous waiver of precisely the type of damages Comstock seeks.

[5]	These liens are not to be confused with the two mechanic’s liens Balfour filed on July 29, 2008 after signing the LFCA, which is discussed later in this Opinion.
[6]

This amount is comprised of: a “Modification Fee” paid to Corus Bank of $133,276.64; the payment of a transaction fee of $200,000 to Stonehenge Funding, LLC; the payment of fees of $530,520.00 and $2,122,520.00 to KeyBank; and $8,844.92 in legal fees as part of the payoff of the Corus loan.

The Court is compelled to say the same about the ancillary losses Comstock asserts which arise from the lost sales of condominium units while the Atlas liens encumbered the Project. Comstock argues that it lost eight sales contracts during the time period that the Atlas liens were on the Project in the total amount of $2,885,419. Comstock does not appear to seek damages directly for those lost sales, perhaps because they too are explicitly waived, but rather argues that because of the unit cancellations, Comstock was not able to make payoffs to the bank which caused Comstock to incur additional interest of in the amount of $225,273.00 on a loan. Tr. 64:17-22; 65:8-20; Tr. 62:16 – 64:16; 65:4-7; CPY Ex. 253. Comstock also claims it paid homeowner’s fees for these units that went unsold totaling $49,980.00 and real estate taxes associated with ownership of the units totaling $28,560.00. Tr. 64:17 – 66:2.

Comstock fails to establish entitlement to these damages for two reasons. First, Comstock failed to introduce sufficient evidence to tie these lost sales to the liens on the Project. The Court did hear testimony, however, from Comstock’s own witnesses that the condominium market in Northern Virginia was on the decline at the time the liens were filed. Tr. 667:1-5. Thus, there is every possibility that the lost sales contracts, and these corresponding fees, were the result of something other than Balfour’s filing of the liens. Second, the Court must conclude that the Contract’s waiver of consequential damages provision also includes these kinds of losses. Again, the waiver covered “damages incurred by [Comstock] for rental expenses, for losses of use, income, profit, [and]financing…” Gen. Cond. §4.3.11. While these losses arguably fall under rental expenses or loss of income and profit, the Court would also note that it does not read the waiver as exclusive. This means that while the Court reads §4.3.11 to include certain types of losses, as it explicitly states, there is no corresponding clause stating that the listed types of loss are somehow exclusive. The Court concludes that the incurred interest, homeowner fees, and taxes do not “flow naturally” from the breach of the Contract, and therefore these are consequential damages which Comstock waived in signing the Contract.

b.	Comstock’s Damages for Completion of the Project

Next, Comstock seeks to recover a number of expenses it allegedly incurred in correcting and concluding Balfour’s deficient and incomplete work. In order to recover for breach of contract under Virginia, three elements must be established: (1) the existence of a legally enforceable obligation or promise between the defendant and plaintiff; (2) the defendant’s breach of this obligation or promise; and (3) injury or damage to the plaintiff caused by that breach. Brown v. Harms, 251 Va. 301, 306 (Va. 1996).

Before proceeding, the Court concludes that, unlike the damages sought in the preceding section, the damages arising from Balfour’s unsatisfactory work are not of the sort contemplated and waived by § 4.3.11 of the Contract. The Court also concludes that LFCA clearly reserves Comstock’s right to seek additional damages under the Contract and only settled those charges which were specifically enumerated by the parties in executing the LFCA.

i.	Costs to Supplement Punchlist Paid to Third Parties and Additional and Extended Personnel Costs

Comstock argues that the Contract obligated Balfour to produce detailed lists of deficiencies, and that because Balfour did not do so, Comstock is entitled under the Contract to “supplement Balfour’s Work.” Specifically, if Balfour failed to perform work as required, §2.4.1 of the Contract provides:

If the Contractor defaults or neglects to carry out…Work in accordance with the Contract Documents…and fails within a five-day period after receipt of written notice from the Owner to commence and continue correction of such default or neglect … the Owner may …correct such deficiencies.

CPY Ex. 82, Gen. Cond. § 2.4.1. However, if a dispute of this nature arose, the Contract provides:

Except as provided otherwise in the contract, claims by either party must be initiated within 21 days after occurrence of the event giving rise to such Claim or within 21 days after the claimant first recognizes the condition giving rise to the Claim, whichever is later. Claims must be initiated by written notice … If a party fails to submit a claim within the time limits required by the Contract Documents, such claim is hereby expressly waived.

CPY Ex. 82; Gen. Cond. § 4.3.2.

On August 10, 2007, Comstock issued an additional Notice pursuant to Article 2.4.1 of the Contract. In the notice letter, Comstock states that Balfour must “commence and continue corrective repairs and warranty work to the flooring at the Project.” (Tr. 667:9-23 (Benson); CPY Ex. 183).

Balfour proved unable to sufficiently complete punchlist work, so Comstock hired additional help. As noted in the Court’s Findings of Fact, Comstock hired Owens Corning and Warner Construction Consultants as external personnel to assist in creating and inspecting the punchlists, in addition to paying DCS to prepare a punchlist for “common areas.” CPY Ex. 232. Comstock also paid Quintilla Construction to provide punchlist labor such as painting, hanging drywall, adjustments, and minor installations in addition to Production Cleaning Services to clean the units for unit purchaser walk-throughs because Balfour was not doing so. Tr. 473:1-7; Tr. 593:11-13; Tr. 593:20 – 594:5; CPY Ex. 232. The total cost incurred by Comstock for this work was $1,835,120.73. CPY Ex. 232.

Additionally, Comstock added further personnel and resources to the Project as a result of Balfour’s incomplete work. CPY Ex. 233. Comstock also hired additional contractors for security and punchlist work. Id. Comstock’s costs for these additional expenses were $492,479.13 in additional on-site supervision and $636,384.36 for third party security and punchlist work. CPY Ex. 233.

Balfour also argues that these damages constitute double recovery when taken in conjunction with the liquidated damages discussed above. “In determining whether multiple damage awards constitute impermissible double recovery, the trial court must consider the nature of the claims involved, the duties imposed and the injury sustained.” Wilkins v. Peninsula Motor Cars, Inc., 266 Va. 558, 561 (Va. 2003)(citing Advanced Marine Enterprises v. PRC Inc., 256 Va. 106,124, 501 S.E.2d 148, 159 (Va. 1998)). After looking to the claims involved and the injury sustained by Comstock, the Court rejects any argument by Balfour that these damages are duplicative of those awarded above as liquidated damages. These damages go beyond those contemplated by the liquidated damages clause and are not “delay damages” as Balfour contends, but rather are the direct result of Balfour’s poor workmanship and abandonment of the Project before it was completed.

The Court finds all of the preceding damages to have been reasonably incurred as a direct and natural consequence of Balfour’s breach of the Contract. Comstock has established Balfour’s breaches of Contract by a preponderance and is thus entitled to recover its actual costs (which the Court finds to be reasonable) to supplement and perform Balfour’s Work. See, e.g., Brown, 251 Va. at 306.

ii.	Estimated Future Costs to Finish Punchlist and Warranty List Work

Finally, Comstock also seeks to recover damages it incurred in the months following execution of the LFCA, and newly-discovered items that needed to be corrected and/or completed by Balfour. Comstock did not add these tasks to current punchlists and instead created a separate “Warranty List” to follow those tasks.

Comstock argues that $248,145 worth of punch list work remained outstanding in addition to $1,260,502 worth of “warranty” items outstanding. Tr. 605:1 – 606:2; CPY Ex. 234. Comstock argues that because it has proven all three elements of Balfour’s breaches of Contract, it is entitled to recover its actual costs to supplement and perform Balfour’s Work and its estimated future costs to complete Balfour’s Work. See Filak v. George, 267 Va. 612, 619 (Va. 2004).

On this point, the parties disagree as to which portion of the Contract should control. Balfour points to §15.3 as a limit on Comstock’s “Warranty.” That section states that Comstock’s recovery on “warranty” claims are limited to the “reasonable cost of repairs already made” which would invalidate claims for expenses yet to be incurred. However, §15.3 explicitly applies to “warranty” claims asserted by an individual unit purchaser or the Condominium Association and states that Balfour is responsible for repairs to the extent that it is determined to be responsible for deficient work. This seems to render that provision inapplicable. Comstock further argues that the Project is not in the “Contractual Warranty period” covered by §15.3 because the Project is still not Substantially Complete. Thus, Comstock argues, §12.2.1.1, which provides that Balfour bears the cost to correct non-conforming or rejected work, should control. On this point, the Court concludes that §12.2.1 is the controlling section of the Contract.

The Court’s difficulty in awarding these damages, however, does not arise from a debate over which contractual provision should apply, but rather from the fact that these costs are simply estimates of damages. As Balfour notes, Comstock provided nothing more than a list containing “estimates” of work yet to be completed. CPY Ex. 234. As a general matter, “[p]rospective damages—damages that compensate for future losses reasonably certain to arise from a past breach of a contract—can be recovered if there is a total breach of a promise that has formed the consideration for an entire and indivisible contract.” 22 am. JUR. 2d DAMAGES § 488 (2009). Virginia appears to recognize that “[r]ecovery of future damages may be had if the damages are reasonably certain to occur or follow.” Kiser v. Amalgamated Clothing Workers of America, 169 Va. 574, 574, (Va.1938).

The only evidence submitted by Comstock on this point are its own estimates of work that has yet to be performed, based on costs which have yet to be incurred. In particular, the Court has serious reservations regarding the certainty of Comstock’s damages arising from the outstanding cabinet punchlist7 items, leaks in individual units, patio pavers, and potential duplicates of replacement glass. Comstock seems to anticipate this difficulty, and asks the Court for a specific finding that its future claims for actual costs expended to repair the “Warranty” items are not barred by the doctrine of res judicata.

[7]

Mr. Kidwell testified that the cost to replace all deficient cabinet door fronts was $3,300 per kitchen, regardless of the work that actually needed to be done. Tr. 606:20 – 607:15. While Comstock notes that Kidwell would credit the warranty list for the difference in cost between replacing the entire kitchen and the amount on the original punchlist, the Court has lingering doubts as to whether damages were actually properly assessed on a case by case basis.

The Court agrees that these claims are not yet ripe, and thus have not been actually litigated by this Court.8

In conclusion, the Court awards $2,964,002.229 in direct damages to Comstock as a result of Balfour’s breach of contract and the costs Comstock incurred to properly finish the Project as contemplated by the Contract.

ii.	Count II: Breach of the Lien Free Completion Agreement

a.	Damages and Attorneys’ Fees are the Only Issues Remaining

In an attempt to resolve some of the disputes that had arisen between the parties, and with the intention of removing liens Atlas had filed on the Project, Comstock and Balfour entered into an agreement on January 30, 2008, which the Court refers to simply as the LFCA. As part of the LFCA, Balfour agreed that it would “not at any time file or record a lien against the Project,” but left other disputed issues open for further negotiation. Balfour, however, subsequently filed two mechanic’s liens against the Project after it believed Comstock breached the agreement. Balfour filed these liens against anyone owning an interest in the Project, such as individual condominium unit owners, lenders, and trustees, thinking that this act was compelled by the Virginia lien statute. See Va. Code. §§ 43-1 through §43-23.2. Balfour filed a third party complaint to join all owners, lenders, and trustees named in the mechanic’s lien filings in the present action, and as a result, hundreds of parties were joined in this lawsuit.

[8]	Because §12.2.1.1 of the Contract applies, however, the parties may find themselves able to agree on the amount due and avoid the need for any further litigation.
[9]

This is the sum of Comstock’s “Actual Costs to Supplement Punchlist Costs” (itemized separately as $1,835,120.73 and $636,384.46) and Comstock’s “Additional and Extended Personnel Costs” (itemized as $492,497.03).

After a hearing on the validity of the liens, the Court then issued an Order and Memorandum Opinion finding that (1) the Lien-Free Completion Agreement was supported by consideration; (2) the lien waiver provisions in the Agreement were unconditional; (3) Comstock did not breach the Agreement before Balfour Beatty filed the liens; and (4) the liens were invalid. As a result, the claims related to the liens were dismissed with prejudice, which resulted in the termination of the hundreds of Third Party Defendants as parties. Then, as mentioned, on Summary Judgment the Court concluded that “Balfour Beatty had a legally enforceable obligation to refrain from filing a mechanic’s lien. And… that Balfour Beatty violated this obligation by filing liens on the Project...” Aug. 14, 2007 Memo. Op. at 17. In its Memorandum Opinion, the Court granted partial summary judgment to Comstock on the first two elements of its breach of contract claim arising out of Balfour’s breach of the Lien Free Completion Agreement (“LFCA”). Id. Thus, the only issues left for trial were Comstock’s damages arising from Balfour’s breach and whether Comstock could satisfactorily establish the reasonableness of attorneys’ fees incurred.l0 As the only “damages” Comstock seeks from Balfour’s breach of the LFCA seem to be attorneys’ fees, the remainder of this section will be devoted to that analysis.11 Comstock seeks attorneys’ fees in the amount of $261,160.47, the sum of five separate firms’ fees involved in the Balfour lien litigation.

[10]

In this Court’s Memorandum Opinion on the parties’ Cross-Motions for Summary Judgment, the Court noted that Comstock “alleged that it incurred significant direct damages to indemnify and defend third parties in this litigation as a result of Balfour Beatty’s lien filings. Whether these damages are direct damages or consequential damages barred by contract is a disputed issue of material fact.” SJ Op. at 18 n.7. The Court’s discussion of attorneys’ fees and the Hiss exception occurred in a section of the Court’s opinion preceding the Court’s discussion of Balfour’s breach of the LFCA. Thus, the only one of the “three breach” elements remaining at trial was damages, but the reasonableness of attorneys’ fees in defending and maintaining the suit with third parties under Hiss also obviously remained an issue and are thus both discussed here.

[1][1]

As established in the previous footnote, Comstock referenced “direct damages” in indemnifying and/or defending third parties after Balfour’s breach of the LFCA. However, in Comstock’s breakdown of its damages, it only seems to seek recovery of the attorneys’ fees arising from LFCA matters as direct damages.

On the issue of attorneys’ fees, as this Court held previously, Virginia adheres to the “American Rule,” meaning that attorney’s fees are not recoverable by a prevailing litigant unless a statutory or contractual provision provides for such an award. See Lee v. Mulford, 269 Va. 562, 565 (Va. 2005); Dowling v. Rowan, 270 Va. 510, 521-522 (Va. 2005). The exception to this rule, however, applies “where a breach of contract has forced the plaintiff to maintain or defend a suit with a third person[.]” Hiss v. Friedberg, 201 Va. 572, 577 (Va. 1960); see also Owen v. Shelton, 221 Va. 1051, 1055 (Va. 1981). In such an instance, a plaintiff forced to defend third persons “may recover the counsel fees incurred by him in the former suit provided they are reasonable in the amount and reasonably incurred.” Id. However, retaining counsel must be a “direct and necessary consequence” of the defendant’s breach of contract. Id. at 876-77.

Comstock did not introduce expert testimony on the issue of the reasonableness of attorneys’ fees. Balfour argues that ordinarily, expert testimony will be required to assist the fact finder on the reasonableness of attorneys’ fees. Mullins v. Richlands Nat. Bank, 403 S.E.2d 334, 335 (Va. 1991). The Virginia Supreme Court has caged this “requirement,” however, noting that a party seeking attorneys’ fees “is not required to prove the reasonableness of the fees with expert testimony in all instances.” Seyfarth, Shaw, Fairweather & Geraldson v. Lake Fairfax Seven Ltd. P ‘ship, 480 S.E.2d 471, 473 (Va. 1997)(emphasis added). For its part, Comstock cites to an unreported Virginia Court of Appeals Case, Byrd v. Byrd, 1998 WL 136434 at *3 (Va. App. 1998), which held that “[e]xpert evidence is not necessary to establish the reasonableness of attorney’s fees.” In that case, evidence in the form of detailed bills and the party’s testimony that the fees were consistent with rates for that attorney and firm sufficed in establishing the reasonableness of the fees. Id.

The Court reads the law in Virginia as not requiring expert testimony to establish the reasonableness of fees, so long as there is adequate corroborating evidence and testimony to ascertain the basis for the fees sought. Comstock sufficiently did so here. Balfour also contests whether these “damages” are properly considered direct or consequential. In fact, the Court specifically left this question open in its August 14, 2008 Summary Judgment Memorandum Opinion. Aug. 14, 2008 Mem. Op. at 18 n. 7 (“Whether these damages are direct damages or consequential damages barred by contract is a disputed issue of material fact.”). Given, however, that the Court now finds these expenses to be a direct and natural consequence of Balfour’s breach, the Contract’s waiver is inapplicable.

Although the Court held that Balfour forced Comstock to “maintain a suit with a third person” and thus fell within the Hiss exception, Comstock was not automatically entitled to attorneys’ fees. Rather, Comstock maintains the burden to prove that the fees were “reasonable in the amount and reasonably incurred.” Id. In this Circuit, in order to ascertain that attorneys’ fees were reasonably incurred “a court must first determine a lodestar figure by multiplying the number of reasonable hours expended times a reasonable rate.” Robinson v. Equifax Information Services, LLC, 560 F.3d 235, 244 (4th Cir. 2009) (citing Grissom v. The Mills Corp., 549 F.3d 313, 320 (4th Cir.2008).

This Circuit has adopted a twelve-factor test to calculate the “reasonable number of hours” and the “reasonable rate.” Id. These factors are:

(1) the time and labor expended;

(2) the novelty and difficulty of the questions raised;

(3) the skill required to properly perform the legal services rendered;

(4) the attorney’s opportunity costs in pressing the instant litigation;

(5) the customary fee for like work;

(6) the attorney’s expectations at the outset of the litigation;

(7) the time limitations imposed by the client or circumstances;

(8) the amount in controversy and the results obtained;

(9) the experience, reputation and ability of the attorney;

(10) the undesirability of the case within the legal community in which the suit arose;

(11) the nature and length of the professional relationship between attorney and client; and

(12) attorneys’ fees awards in similar cases

Barber v. Kimbrell’s Inc., 577 F.2d 216, 226 n. 28 (4th Cir.l978)(adopting twelve factors set forth in Johnson v. Get. Highway Express, Inc., 488 F.2d 714 (5th Cir.1974), abrogated on other grounds by Blanchard v. Bergeron, 489 U.S. 87, 109 S.Ct. 939, 103 L.Ed.2d 67 (1989)). Further, “[a]fter determining the lodestar figure, ‘the court then should subtract fees for hours spent on unsuccessful claims unrelated to successful ones.’ ” Robinson, 560 F.3d at 245 (citations omitted). Further, as this Circuit emphasizes:

determination of the hourly rate will generally be the critical inquiry in setting the “reasonable fee,” and the burden rests with the fee applicant to establish the reasonableness of a requested rate. In addition to the attorney’s own affidavits, the fee applicant must produce satisfactory ‘specific evidence of the ‘prevailing market rates in the relevant community’ for the type of work for which he seeks an award.’ Although the determination of a ‘market rate’ in the legal profession is inherently problematic, as wide variations in skill and reputation render the usual laws of supply and demand largely inapplicable, the Court has nonetheless emphasized that market rate should guide the fee inquiry.

Plyler v. Evatt, 902 F.2d 273, 277 -278 (4th Cir. 1990).

At this point, the record before the Court on the issue of attorneys’ fees consists of documentary evidence in the form of attorneys’ bills and the testimony of Comstock’s Chief Financial Officer and President, respectively. Comstock’s Exhibit 240 indicates that in its representation of Comstock specifically on the lien issues, and excluding time spent on its failed Slander of Title and Abuse of Process Claims, Quagliano & Seeger billed $114,859.51 in legal fees, though a total number of hours and rate summary is not included. Comstock’s Exhibit 241 are records pertaining to McGuire Woods’ brief participation in the suit representing KeyBank, which amounted to fees for .8 hours of work in the amount of $396. Comstock’s Exhibit 242 shows billing by Debra Fitzgerald-O’Connell (“O’Connell”), who represented the homeowners at the Project in connection with the lien proceedings, for 111.7512 hours of work for a total of 23,746.87.13 Exhibit 242 indicates that Miles & Stockbridge, P.C. was retained by the title insurance company that represented both Corus and KeyBank in connection with the lien proceedings, which led to fees in the amount of 74,577.14 Unfortunately, the bill submitted into evidence does not indicate a breakdown of hours worked and rates which comprise that final sum. Finally, Exhibit 244 contains invoices from McKenna Long & Aldridge (“McKenna”), who represented KeyBank, in the amount of $43,811.20.

Comstock introduced testimony of Bruce Labovitz, Comstock’s former Chief Financial Officer, who testified to Comstock’s obligations to defend its lenders and work to have the liens Balfour placed on the Project removed. He also testified to the legal expenses Comstock incurred in defending against the liens. Labovitz further testified on the basis of his previous experience reviewing invoices for legal fees that the attorneys’ fees incurred in defending against the liens were in line with fees that Comstock pays to other attorneys in other like matters. Mr.Benson testified to Comstock’s belief that the liens existence constituted a default under their loan documents with their lender, giving rise to Comstock’s obligation to indemnify and defend the lenders, title holders, and the unit owners’ association. Tr. 685:6-10. Comstock also introduced all relevant billing invoices from the five separate firms involved in litigating the matter. See CPY Ex. 240-244.

[12]	O’Connell’s bill indicates that she deducted a “courtesy discount” of $4,190.63.
[13]

Comstock seeks recovery in the amount of $23,880.47, but that figure also includes approximately $133.60 in costs. This section of the Court’s Opinion is dedicated to the reasonableness of attorneys’ fees.

[14]	Comstock seeks a total of $78,213.29, which includes $3,635.79 in costs.

While the above evidence supplies the Court with much of the information needed to do its analysis under the aforementioned test, it lacks critical information regarding whether the rates charged and time expended are reasonable in Northern Virginia. The Court is without affidavits and other evidentiary materials on which the Court can further analyze the fee request under the law of this Circuit. As such, the Court requests further briefing and adjoining affidavit submissions by the Comstock, limited to this discrete issue only. Balfour may respond to this further submission within 14 days.

IV.	Conclusion

Based on the foregoing findings of fact and conclusions of law, the Court holds Balfour liable for breach of contract with damages in the following amounts: $8,769,000. in liquidated damages and $2,964,002.22 in direct damages, for a total award of $11,733,002.22.

As discussed, the Court is presently unable to decide the issue of the reasonableness of attorneys’ fees arising out of Balfour’s breach of the Lien Free Completion Agreement and requests supplemental briefing by the parties on this issue. Comstock shall file its initial brief on the matter within 21 days and Balfour shall file its brief in response within 14 days. An appropriate Order shall issue.

Alexandria, Virginia

February 23, 2010

/s/ Liam O’Grady
Liam O’Grady
United States District Judge

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